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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-49569

REPORT FOR THE PERIOD BEGINNING   1/1/2018   AND ENDING   12/31/2018
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
                                (No. and Street)
New York   New York   10019
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth   (212) 634-5165
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mazars USA LLP
                        (Name - if individual, state last, first, middle name)
135 West 50th Street   New York   New York   10020
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)
(NFA I.D. No. 0482764)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
* * * * * * *

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 03/01/2019
Signature   Date

President & Chief Executive Officer
Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 1st day of March 2019.

Notary Public

 MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Exane, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Exane, Inc., (the "Company"), as of December 31, 2018, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedules g, h, and i, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, New York
March 1, 2019

MAZARS USA LLP
135 WEST 50TH STREET — NEW YORK, NEW YORK — 10020
TEL: 212.812.7000 — FAX: 212.375.6888 — WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


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MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,585,082
RECEIVABLES:	
Affiliates	4,182,819
Customers, net of allowance of $63,892	12,244,089
Brokers, dealers, and clearing organizations	13,475,248
SECURITIES OWNED	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $2,537,693)	165,429
PREPAID AND OTHER ASSETS	1,915,789
TOTAL ASSETS	$ 48,693,456

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 10,877,837
Customer payables	7,092,341
Long-term liabilities	4,412,326
Payable to brokers, dealers, and clearing organizations	9,661,624
Total liabilities	32,044,128
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,007 shares; issued and outstanding	10
Additional paid-in capital	5,133,739
Accumulated comprehensive loss, net of taxes of $404,358	(900,023)
Retained earnings	12,415,602
Total stockholder's equity	16,649,328
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 48,693,456

See notes to financial statements.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:

Commissions, net of currency revaluation losses of $29,965	$	40,391,975
Research services		11,927,755
Interest income		38,386
Total revenues		52,358,116

EXPENSES:

Brokerage, research and clearance	22,930,809
Employee compensation and benefits	17,690,052
Travel and entertainment	1,812,711
Occupancy	1,232,562
Communication and data processing	1,003,678
Regulatory fees	212,442
Professional fees	225,179
Depreciation and amortization	153,705
Other	194,725
Total expenses	45,455,863

INCOME BEFORE INCOME TAX EXPENSE		6,902,253
INCOME TAX EXPENSE		1,553,336
NET INCOME	$	5,348,917

COMPREHENSIVE INCOME:

NET INCOME	$	5,348,917
Other comprehensive loss:		
Adjustment to pension funded status		62,102
Income tax related to items of other comprehensive income		1,246
Other comprehensive loss, net of tax		63,348
COMPREHENSIVE INCOME	$	5,412,265

See notes to financial statements.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE - Beginning of year	1,007	$ 10	$ 5,133,739	$ (963,371)	$13,162,273	$ 17,332,651
Net income					5,348,917	5,348,917
Dividend paid					(6,095,588)	(6,095,588)
Comprehensive loss, net of tax				63,348		63,348
BALANCE - End of year	1,007	$ 10	$ 5,133,739	$ (900,023)	$12,415,602	$ 16,649,328

See notes to the financial statements

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$5,348,917
Noncash items included in net income:	
Depreciation and amortization expenses	153,705
Provision for doubtful accounts	(26,996)
Deferred taxes	(289,974)
(Increase) decrease in operating assets:	
Receivable from customers	11,911,761
Receivable from affiliates	(1,584,226)
Receivable from brokers, dealers, and clearing organizations	(5,920,824)
Prepaid and other assets	93,431
Increase (decrease) in operating liabilities:	
Accrued expenses	2,141,331
Payable to Customer	6,663,472
Long-term liabilities	478,079
Payable to brokers, dealers, and clearing organizations	(12,850,986)
Net cash provided by operating activities	6,117,690

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	(6,095,588)
Net cash used by financing activities	(6,095,588)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,102
CASH AND CASH EQUIVALENTS — Beginning of year	14,562,980
CASH AND CASH EQUIVALENTS — End of year	$14,585,082

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for income taxes	$2,638,532

See notes to the financial statements

EXANE INC.

(A Wholly Owned Subsidiary of Exane SA)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Parent is authorized as an investment company in France by CECEI (Committee on Credit Institutions and Investment Companies). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and an introducing broker registered with the Commodity Futures Trading Commission and a member of the National Futures Association. The primary function of the Company is to serve the U.S. and European investment needs of U.S. institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers.

Basis of Presentation — The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements from the Financial Accounting Standards Board (FASB) —

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* The Company adopted this new standard using the modified retrospective approach as of January 1, 2018. This adoption did not have a material impact on the financial statements.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company implemented the standard on January 1, 2019, and recorded a right of use asset and a lease liability of approximately $1,454,000 and $1,489,000, respectively, on its Statement of Financial Condition.

ASU 2016-13, Financial Instruments – Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses.* The ASU introduces a new accounting model, the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models in current GAAP, which generally require that a loss be incurred before it is recognized. The new standard will also apply to receivables arising from revenue transactions such as contract assets and accounts receivables, and is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on the Financial Statements.

ASU 2017-07, Changes in Accounting for Pension and Postretirement (Benefit) Expense. In March 2017, the FASB issued ASU No. 2017-07, *Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.* The Company adopted this new standard using the modified retrospective approach as of January 1, 2018. This adoption did not have a material impact on the financial statements. The components of the net benefit expense are currently disclosed in Note 5 to the Financial Statements.

ASU 2018-13, Fair Value Measurement (Topic 820). In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.* The ASU modifies the disclosure requirements on fair value measurements in Topic 820, and is effective for fiscal years beginning after December 15, 2019. The Company does not expect this ASU to have a material impact on its Financial Statements.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans (Subtopic 715-20). In August 2018, the FASB issued ASU No. 2018-14, *Compensation – Retirement Benefits – Defined Benefit Plans (Subtopic 715-20): Disclosure Framework – Changes to Disclosure Requirements for Defined Benefit Plans.* The ASU modify the disclosure requirements for employers that sponsor defined benefit plans or other postretirement plans, and is effective for fiscal years beginning after December 15, 2020. The Company does not expect this ASU to have a material impact on its Financial Statements.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments. The Company maintains cash balances at numerous financial institutions. The cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times during the year balance may exceed insured limits. As of December 31, 2018, the excess was approximately $13,585,082.

Securities Owned — Securities owned at December 31, 2018, consists of certificates of deposits with maturities greater than 90 days and are presented at cost, which approximates fair value, and accounted for on a trade date basis.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2018, furniture, equipment, and leasehold improvements are comprised of the following:

	Cost		Accumulated Depreciation		Depreciated Value
Organization & Licenses	$	38,193	$	(38,193)	$	-
Buildings & Improvements		1,562,465		(1,460,908)		101,557
Office Equipment		690,218		(643,603)		46,615
Furniture & Fixtures		412,246		(394,989)		17,257
TOTAL	$	2,703,122	$	(2,537,693)	$	165,429

Depreciation and amortization expense for the year ended December 31, 2018 totaled $153,705.

Commission Revenues and Brokerage, Research and Clearance Expenses — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions charged in foreign currencies are recorded in U.S. dollars (USD) at the translated values. (Also refer to Note 2).

Research Services Income — Research services income is earned by providing customers with investment advice from the Company's sales people, recommendations on various securities products, research products such as research reports and access to research analysts and the senior managers of listed companies. Research services income are payments received from our customers either directly, from other brokers and dealers as part of their commission sharing agreements (CSAs) or from allocations from the Company's own CSAs agreements. Research services income is recognized when agreed upon with the customers and invoiced or when the Company is notified by the customer of their intent to make payment.

Interest Income — Interest revenue is earned on cash, certificates of deposit and other money market investments based on the prevailing short-term market rates.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

	Receivable		Payable	
Securities failed to deliver/receive	$	7,092,341	$	9,661,624
Receivable from clearing organizations		6,382,907		
TOTAL	$	13,475,248	$	9,661,624

Long Term Liabilities — In 2009, the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect

the deferred cash bonuses payable in future years. The amounts reported in the statement of financial condition also includes the defined benefit pension plan liability.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 5.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions and research fees invoiced but not yet received, less a reserve of $63,892 for receivables outstanding six months or more.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — These financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability and tax accruals at December 31, 2018. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the FASB which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through other U.S. broker-dealers and affiliated foreign broker-dealers. Many of these transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives commissions collected by these other broker-dealers and pays fees for execution, clearance and other related services, which are included in commission revenue or brokerage and clearance expenses. The financial statements reflect the following related party balances as of and for the year ended December 31, 2018:

		Percent of Total
Assets:		
Receivable from affiliates	$4,182,819	100%
Liabilities:		
Accrued expenses	$2,321,804	20%
Income statement:		
Commission revenue	$30,303,421	75%
Research services revenue	$5,432,439	46%
Brokerage, research and clearance expenses	$21,945,606	96%
Communication & data expenses	$62,565	6%
Financing Activity:		
Dividends	$6,095,588	100%

The receivable from affiliate balance represents the capital market fees and the net of agency commission fees, execution, revenue sharing, research and other related fees payable as of December 31, 2018.

3. REVENUE RECOGNITION

Disaggregated Commissions — The Company earns commissions on securities and futures products in different global markets. The components of the commission income is as follows:

Commissions		Percent of Total
Commissions on European Securities	$30,366,494	75.2%
Commissions on listed US Securities	10,001,438	24.8%
Commissions on listed US Futures	24,043	0.1%
	$40,391,975	100.0%

Customer Commissions and Research Fees Receivables — Commissions on US listed options and futures are invoiced to customers on a monthly basis rather than collected as part of the daily securities settlement process. Research fees are invoiced once the value of services rendered has been agreed with customers. The opening and closing balances of these customer receivables is as follows:

Customer Receivables	12/31/2017	12/31/2018	Change
Commissions	$1,573,831	$1,452,705	($121,126)
Research Fees	153,608	1,193,653	1,040,045
	$1,727,439	$2,646,358	$918,919

4. INCOME TAXES

The components of the provision for income tax expense are as follows:

Current

Federal Provision	$1,169,400
State and Local Provision	673,910
	$1,843,310

Deferred

Federal Benefit	($180,365)
State and Local Benefit	(109,609)
	($289,974)

Total

Federal Provision	$989,035
State and Local Provision	564,301
	$1,553,336

The difference between the federal statutory rate of 21% and the Company's effective tax rate of 31.0% primarily relates to state and local income taxes and disallowed meals and entertainment. The following is a summary of all the various deferred tax assets and liabilities.

Prepaid and other assets	
Deferred Bonus Program	$1,435,928
Defined Benefit Pension Plan	$404,358
Landlord Rent Credits	$2,303
Leasehold Depreciation	$19,978
Reserve for non-payment of Aged Customer Receivables	$19,807
Total Deferred Tax Assets	**$1,882,374**

The deferred tax assets are presented in Prepaid and Other Assets in the financial statements.

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

Income tax related interest and penalties, if any, accrued related to unrecognized tax benefits, are recognized in Income Tax Expense on the Statement of Income. For 2018, there was no provision for income tax interest or penalties.

The Company's years open to examination by major jurisdiction are tax years ended December 2015 and forward for Federal, New York State and New York City.

5. **EMPLOYEE BENEFIT PLANS**

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts. Plan expense for the year ended December 31, 2018, of $575,666 was recorded in employee compensation and benefits expense.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2018, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Pension asset fair value levels at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$ 894,125	$ -	$ -	$ 894,125
Equity securities	1,893,764	-	-	1,893,764
Mutual funds	2,622,244	-	-	2,622,244
Corporate debt securities	-	1,417,891	-	1,417,891
Pension assets at fair value*	$ 5,410,133	$ 1,417,891	$ -	$ 6,828,024

*Total pension assets of $7,072,067 also includes insurance policy cash values of $244,043.

The Company's actual pension plan weighted-average asset allocation at December 31, 2018, by asset category is as follows:

Asset Category	
Fixed Income	35%
Equity Securities	49%
Cash & Cash Equivalents	13%
Insurance Policy Cash Values	3%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has eighteen years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 10% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2018.

For the year ended December 31, 2018, the expected minimum pension contribution is $0. With the exception of death benefit payments, $533,000 of benefit payments are expected between 2019 and 2023. Expected payments for the five years subsequent to 2023 are $1,514,000.

A reconciliation of the beginning and ending balances of the Projected Benefit Obligation is as follows:

Projected Benefit Obligation — beginning of year	$	7,588,794
Service cost		1,133,714
Interest cost		273,956
Actuarial gains (losses)		(998,397)
Projected Benefits Obligation — end of year	$	7,998,067

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value — beginning of year	$	6,600,692
Actual return on plan assets		(603,777)
Employer contribution		1,075,152
Fair value — end of year	$	7,072,067

The plan's Accumulated Benefit Obligation was $6,642,928 at December 31, 2018, an increase of $456,156 from the beginning of the year.

The financial status for fiscal 2018 is as follows:

Funded status	$	(926,000)
Unrecognized prior service cost		(57,504)
Unrecognized net loss		1,361,885
(Accrued) prepaid pension cost	$	378,381

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2018:

Discount rate	4.22%
Rate of compensation increase	2.50%
Measurement date — December 31, 2018	

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the year ended December 31, 2018:

Discount rate	3.61%
Expected return on plan assets	5.50%
Rate of compensation increase	2.50%
Measurement date — December 31, 2018	

Components of net periodic benefit cost for the year ended December 31, 2018, are as follows:

Service cost	$ 1,133,714
Interest cost	273,956
Expected return on plan assets	(363,038)
Amortization of prior year service cost	(11,038)
Recognized net actuarial loss	41,558
Net periodic benefit cost	$ 1,075,152

6. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately two years. Future minimum payments are as follows:

2019	$ 851,700
2020	711,473
	$ 1,563,173

Rent expense for the year ended December 31, 2018, was $1,069,485.

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

7. FAIR VALUE MEASUREMENT

Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Management estimates that the fair value of assets and liabilities (including receivables, payables and accrued expenses) approximates the carrying value as such assets and liabilities are short-term in nature or bear interest at current market rates. As of December 31, 2018, the Company has non-negotiable certificates of deposit that are valued on contractual basis that approximates fair value and there are no financial instruments that are considered to be measured at fair value.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2018, net capital of $7,314,388 exceeded the required net capital minimum of $250,000 by $7,064,388.

10. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2018 through the date the audited financial statements are issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

SUPPLEMENTAL SCHEDULES

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

supplemental schedule g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

	As Filed	Adjustments	Audited
STOCKHOLDER'S EQUITY	$ 16,129,521	$ 519,807	$ 16,649,328
NONALLOWABLE ASSETS AND OTHER CAPITAL CHARGES:			
Receivable from affiliates	1,861,014	2,321,804	4,182,818
Receivable from customers	2,707,166	(124,701)	2,582,465
Furniture, equipment, and leasehold improvements	165,429		165,429
Other assets	1,613,466	302,323	1,915,789
Other capital charges	466,326		466,326
Total nonallowable assets and other capital charges	6,813,401	2,499,426	9,312,827
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	9,316,120	(1,979,619)	7,336,501
HAIRCUTS ON SECURITIES POSITIONS	22,113		22,113
NET CAPITAL	9,294,007	(1,979,619)	7,314,388
NET CAPITAL REQUIREMENT — Alternative method	250,000		250,000
EXCESS NET CAPITAL	$ 9,044,007	$ (1,979,619)	$ 7,064,388

Note: The above computation and the computation included in the Company's unaudited FOCUS Report (Form X-17 A-5)
filed on January 25, 2019 differ due to adjustments related to the Company's pension plan, deferred and current tax
amounts and an increase in the non-allowable portion of the customer receivable.

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Exane, Inc. is exempt from the provisions of Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) under the Securities Exchange Act of 1934. Consequently, the reserve requirements and the possession and control requirements under the Securities Exchange Act of 1934 are not applicable.

 M A Z A R S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Exane, Inc.

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2018, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry accounts for customers, or perform custodial functions relating to customer accounts we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Mazars USA LLP

135 West 50th Street – New York, New York – 10020

Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



MAZARS

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as previously described in second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of Board of Directors and Stockholder, management, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC, in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, New York
March 1, 2019

Exane, Inc.'s Exemption Report

Exane, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* and 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) during the period from January 1, 2018 to December 31, 2018 without exception.

I, Scott Eveleth, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

President & CEO
Exane, Inc.
March 1, 2019

 **MAZARS**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Exane, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Exane, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Exane, Inc. (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
March 1, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

